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Securities and Exchange Commission
Trading and Markets

FEB 27 2020

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Road, Suite 200
(No. and Street)

Garden City	New York	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mikes 516-750-6212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	New York	11530
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 27 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Mikes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Capital Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE A GUANDO
Notary Public, State of New York
No. 01GU6245337
Qualified in Nassau County
Commission Expires Jul 18, 2023

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wilmington Capital Securities, LLC
(A Limited Liability Company)
Index to the Financial Statements
December 31, 2019

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Wilmington Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wilmington Capital Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wilmington Capital Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wilmington Capital Securities, LLC's management. Our responsibility is to express an opinion on Wilmington Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilmington Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Wilmington Capital Securities, LLC's auditor since 2017.

Adeptus Partners LLC

Adeptus Partners, LLC
New York, New York

February 24, 2020

Wilmington Capital Securities, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2019

ASSETS	
Current assets:	
Cash and cash equivalents	$ 579,149
Deposit with clearing brokers	890,000
Securities owned - at fair value	4,913,356
Other receivables	4,262
Prepaid expenses	55,339
Total current assets	6,442,106
Other assets:	
Leased building - net of accumulated amortization	369,019
Non-marketable securities, at fair value	23,661
Security deposit	13,251
Total other assets	405,931
Total Assets	$ 6,848,037
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Current liabilities:	
Accounts payable	$ 32,262
Accrued expenses	320,512
Current portion of rent liability	76,991
Due to clearing broker	4,495,907
Total current liabilities	4,925,672
Long term liabilities:	
Rent Liability	243,201
Total Liabilities	5,168,873
Member's Equity	1,679,164
Total Liabilities and Member's Equity	$ 6,848,037

See accompanying notes to financial statements.

Wilmington Capital Securities, LLC
(A Limited Liability Company)
Notes to Financial Statements
December 31, 2019

1. **Statement of Significant Accounting Policies:**

Organization:
Wilmington Capital Securities, LLC (A Limited Liability Company) (the Company), was organized under the laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options and private placements of securities to public customers.

Concentration of Risk:
As of December 31, 2019, the Citibank bank statement indicated a balance of $579,149. Of this amount, $568,831 is held in a non-interest bearing account. **All funds are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2019 up to $250,000.**

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

Revenue Recognition:
The FASB issued ASU No, 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contract, and analyzing any changes to its existing revenue recognition policies Based on implementation work to date, as a result of adopting this ASU, the firm expects that it will, among other things, be required to recognize certain investment management fees earlier than under the firm's current recognition policy. The firm will also be required to change the current presentation of certain costs from a net presentation within net revenues to a gross basis, or vice versa. The firm has adopted this ASU in January 2018 using a modified retrospective approach. The firm does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows.

Security Transactions and Revenue Recognition:
For transparency, matching and convenience, the Company chooses to recognize trading revenue and record transactions on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Generally Accepted Accounting Principles (GAAP) requires revenue to be recorded on a trade date basis. As the company's clearing firm prepares all reports on a settlement date basis, for transparency, matching and lastly convenience the Company chooses to recognize revenue on that basis as well. For the year ending December 31, 2019, the difference in the amount of revenue the Company would have recorded if transactions were recorded on the trade date as opposed to the settlement date is insignificant and not material. The Company feels that settlement date approximates trade date recognition of revenue.

Investment Banking Revenue Recognition:
Investment banking fees, arising from securities offerings in which the Company acts as an agent. Fees are recorded upon settlement.

Investment Advisory Income:
Investment advisory fees are earned monthly and quarterly but are recognized as earned on a pro rata basis over the term of the contract.

1. **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents:
Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Leases:
In March 2007, the Company entered into a lease agreement with Shelvin Plaza Associates, LLC, which was amended 2011. This lease was amended in December 2019 to extend the lease period through February 28, 2025. The monthly rent payments will be $6,738.26 through February 2020, $6,351.46 through February 2021, $6,510.25 through February 2022, $6,673.00 through February 2023, $6,839.83 through February 2024, and $7,010.82 through February 2025. Future minimum lease payments are as follows:

Year Ending December 31,		
2020	$	76,991
2021	$	77,805
2022	$	79,751
2023	$	81,744
2024	$	83,788
2025	$	14,022

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy:
In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Wilmington Capital Securities, LLC
(A Limited Liability Company)
Notes to Financial Statements
December 31, 2019

1. <u>Summary of Significant Accounting Policies</u> (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest
<u>Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy</u> (continued):
for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

<u>Income Taxes</u>:
The Company has elected to be taxed as a sub-S corporation, effective January 1, 2014. Therefore, all items of income and deduction flow through to the member.

<u>Accounting Basis and Use of Estimates</u>:
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Recent Accounting Pronouncements</u>

<u>Adoption of New Accounting Standard</u>
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019. The Company expects to record a right-of-use asset pertaining to its office lease and related lease liability upon the adoption of ASU 2016-2.

2. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

In March 2007, the Company entered into a lease agreement with Shelvin Plaza Associates, LLC, which was amended 2011. This lease was amended in December 2019 to extend the lease period through February 28, 2025. The monthly rent payments will be $6,738.26 through February 2020, $6,351.46 through February 2021, $6,510.25 through February 2022, $6,673.00 through February 2023, $6,839.83 through February 2024, and $7,010.82 through February 2025. Future minimum lease payments are as follows:

2. Leases (continued)

Year Ending December 31,		
2020	$	76,991
2021	$	77,805
2022	$	79,751
2023	$	81,744
2024	$	83,788
2025	$	14,022

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$	-
Variable lease cost		-
Short term lease cost		-
Total lease cost	$	-

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:

Operating lease ROU assets	$	369,019
Operating lease liabilities	$	320,192

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flow from operating leases	-
ROU assets obtained in exchange for lease obligations:	
Operating leases	-
Reductions to ROU assets resulting from reductions to lease obligations:	
Operating leases	-
Weighted average remaining lease term:	
Operating leases	
Weighted average discount rate:	
Operating leases	

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

3. Clearing Deposit

The company is required to maintain a security deposit of **$890,000** with RBC Correspondent Services. The company was in compliance at December 31, 2019.

4. Net Capital Requirements

Wilmington Capital Securities, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, Wilmington Capital Securities, LLC (A Limited Liability Company) had net capital of $1,198,027 after adjustments for non-allowable assets, which was $1,098,027 in excess of its required net capital. Wilmington Capital Securities, LLC (A Limited Liability Company)'s net capital ratio was 0.2945 to 1.

5. Commitments and Contingencies

The company had no significant contingent liabilities requiring disclosure in the financial statements.

6. Fair Value Measurements of Securities

The following are the major categories of assets measured at fair value on a recurring basis at December 31, 2019, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurement at December 31,		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-marketable securities, at market value	$ 23,661	$ -	$ -	$ 23,661
Securities owned, at market value	4,913,356	-	4,913,356	-
Totals	$ 4,937,017	$ -	$ 4,913,356	$ 23,661

7. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

8. Non-marketable securities, at market value:

The investment in non-marketable securities represents warrants received by the company earned in various private placements deals that the company was involved in. These warrants were valued at the time of issue less certain discounts and adjusted to their market value at December 31, 2019. The discounts varied depending upon the level of restrictions and holding periods of each warrant. The value of the warrants at the time of issue was recorded as underwriting income in the financial statements.

9. Subsequent events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 24, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.